82-03211

RECEIVED

2006 DEC 14 P 1:1

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	15:57 17-Nov-06
Number	3040M

[redacted]

06019239

RNS Number:3040M
Tesco PLC
17 November 2006

SAYE Grant

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17th November 2006

TESCO PLC

The Directors below were granted options on 8th November 2006, at an option price of 307p per share, under the Company's Savings Related Share option scheme:

Director	No of Shares
R W Brasher	1,066
P A Clarke	1,066
A Higginson	1,066
T P Leahy	1,066
T J R Mason	1,066
D T Potts	1,066

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

The Company Secretary, Lucy Neville-Rolfe, was granted 1,066 options on 8th November 2006, at an option price of 307p per share, under the Company's Savings Related Share option scheme.

These options will be exercisable between 1st February 2012 and 1st August 2012.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

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12/15

END

Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:16 17-Nov-06
Number	3160M

Tesco PLC
17th November 2006

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 17 November 2006 it purchased from Merrill Lynch International 1,250,000 ordinary shares at an average price of 399.858 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

END

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Regulatory Announcement

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RECEIVED

2006 DEC 14 P 1:1?

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:40 16-Nov-06
Number	2408M

Tesco PLC
16th November 2006

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 16 November 2006 it purchased from Merrill Lynch International 2,025,000 ordinary shares at an average price of 398.275656 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

END

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:40 16-Nov-06
Number	2408M

Tesco PLC
16th November 2006

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 16 November 2006 it purchased from Merrill Lynch International 2,025,000 ordinary shares at an average price of 398.275656 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

END

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:38 15-Nov-06
Number	1657M

Tesco PLC
15th November 2006

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 15 November 2006 it purchased from Merrill Lynch International 1,174,000 ordinary shares at an average price of 397.609702 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

END

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:22 14-Nov-06
Number	0846M

Tesco PLC
14th November 2006

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 14 November 2006 it purchased from Merrill Lynch International 3,380,000 ordinary shares at an average price of 396.069379 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

END

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